

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Matthew Stecker
Chief Executive Officer
Evolving Systems, Inc.
9800 Pyramid Court, Suite 400
Englewood, Colorado 80112

> **Re: Evolving Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2021**
> **File No. 001-34261**

Dear Mr. Stecker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1. Please revise the cover page to prominently and clearly disclose that none of the proceeds from the sale of substantially all of your assets will be distributed to your stockholders.

2. You state here that your board of directors unanimously determined that the sale of substantially all of your assets is advisable, expedient and for the best interests of the company's stockholders. Please revise the cover page to better explain why the board believes this transaction - a transaction in which substantially all of the company's assets will be sold and none of the proceeds from this sale will be distributed to stockholders - is in the best interests of the company's stockholders. Please include a longer explanation in your section titled "Reasons for the Sale; Recommendation of Our Board of Directors."

3.   Please revise the cover page to briefly describe your post-closing assets and business plan. To the extent you currently have no definitive post-closing plans, please state this. Also, include a discussion of your stockholders' rights in the event you choose to wind up your affairs. Lastly, please disclose here that your stock may be delisted and you may become a shell company, and include a longer discussion elsewhere of the effects of becoming delisted and/or a shell company.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Clarke, Esq.